Exhibit 2.3

Depositary Receipts

240 Greenwich Street

22nd Floor

New York, NY 10286

May 29, 2019

Claus Bo Svendsen, MD, PhD

Chief Executive Officer

Forward Pharma A/S

Ostergade 24A,1

1100 Copenhagen K

Denmark

Dear Dr. Svendsen,

This letter agreement (the “Agreement”) confirms our fees and expenses for depositary services between The Bank of New York Mellon as Depositary (the “Depositary”) and by Forward Pharma A/S (the “Company) in connection with its Depositary Receipt facility (the “Facility”) provided pursuant to the Deposit Agreement among the Company, the Depositary and the owners and holders of the Company’s American Depositary Shares, dated October 14, 2014 (the “Deposit Agreement”).  Our services for the Facility, including the services available to the Company and its registered Depositary Receipt (“DR”) holders, and the applicable fees and expenses (including those paid by us), are included in Exhibit I.

This Agreement will become effective October 20, 2019 (the “Effective Date”) for a period of (5) years through October 19, 2024 (the “Term”).

Our annual administration charge for the Facility (the “Annual Administration Charge”) is $50,000 for as long as the ordinary shares are not listed locally.  The Company will be billed on an annual basis.

In consideration of acting hereof, the Depositary agrees to make certain payments to the Company.  The Depositary is prepared to assess a Depositary Service Fee (“DSF) of up to $0.02 per DR on a specific record date, per annum and revenue share 50% of the fee collected with the Company during the Term.  Such an amount will be paid to the Company within 60 days of collection.  The Depositary will waive the Annual Administration Charge in any Contract year that it collects a DSF of at least $0.01 per DR. Payments to the Company will be paid in accordance with the wire instruction details provided on the Company’s Certificate of Authorized Persons (“CAP”).

The Depositary agrees to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to the registered DR holders.  Such standard out-of-pocket expenses include, but are not limited to the services to be paid by the Depositary listed in Exhibit I.

All documented non-standard out-of-pocket administration and maintenance fees and expenses, including but not limited to, any and all reasonable legal fees and disbursements incurred by the Depositary (including legal opinions, and any fees and expenses incurred by or waived to third-parties), and any expenses incurred by the Depositary for the servicing of non-registered DR holders and for any special service(s) performed by the Depositary, will be paid by the Company.  The Depositary agrees to consult with the Company when practicable prior to incurring any of the aforementioned non-standard out-of-pocket expenses.

The Depositary’s performance hereunder is subject to applicable law and it shall not be responsible or liable for any failure or delay arising out of any circumstances beyond its reasonable control, including by reason of any act of God, war or terrorism, or any provision of present or future law, or governmental or regulatory authority action.  The Depositary is subject to U.S. federal laws, including the Customer Identification Program (CIP) requirements under the USA PATRIOT Act and its implementing regulations, pursuant to which the Depositary must obtain, verify and record information that allows it to identify clients, including DR issuers.  Accordingly, the Depositary will ask the Company to confirm or provide certain organizational identifying information and documentation, including the Company’s full legal name, physical address and tax identification number, documentation, such as organizational documents, and other pertinent identifying information.

The Company shall ensure that any payments from the Depositary to the Company hereunder will not, directly or indirectly, be used, contributed or otherwise made available by itself or to any subsidiary, joint venture partner or other person or entity, in furtherance of any business activity with any entity or person, or in any country that is now or hereafter the target of sanctions maintained by the U.S. Treasury Department’s Office of Foreign Assets Control or similar sanctions, restrictions or embargoes imposed by other applicable regional or country regulators.  The Company shall further ensure that any payments hereunder are not prohibited under anti-money laundering, counter-terrorist financing, anti-bribery or anti-corruption laws or similar government or regulatory authority requirements applicable to the Company.

All payments by the Depositary referenced in the preceding paragraphs are subject to:  the receipt by the Depositary of a signed original copy of this Agreement; a completed and accepted Form W-8BEN-E (if applicable); and an original Certificate of Authorized Persons.  Any payments from the Depositary to the Company will be netted for any applicable taxes, and reduced by any balances (including applicable taxes applied) that are past due to the Depositary of ninety (90) days or later.

The Company makes commercially reasonable efforts to comply with applicable tax laws in all jurisdictions where such laws are applicable to the Company and/or its business and will ensure that all applicable taxes payable by the Company are paid in respect of payments made by the Depositary to the Company or on its behalf pursuant to this Agreement; the Company will maintain policies and compliance measures designed to ensure compliance with applicable tax laws in all material respects and to prevent the evasion of taxes or the facilitation of tax evasion.

The Depositary and the Company shall comply with all applicable laws relating to the privacy and data protection (“Data Protection Laws”) and each shall ensure that where it collects personal data which it transfers to the other party: (i) it has collected the personal data fairly and lawfully; and (ii) the disclosure of such personal data for the purposes set out in the Agreement and in the privacy notice on the corporate website of BNY Mellon (“Permitted Purposes”) is fair and lawful and is provided for in its fair processing notices.  Where consent is required by Data Protection Laws, each party shall obtain all necessary consents from relevant data subjects, in order to disclose that personal data and facilitate its use for the Permitted Purposes, and shall promptly notify the other party in writing if a data subject withdraws its consent.  The parties shall promptly notify, consult and co-operate with each other in relation to a personal data breach and when responding to any communication, complaint, notice or access request, relating to personal data processed pursuant to this Agreement.

The terms “data subject”, “personal data”, “personal data breach” and “process” used in this paragraph shall have the meaning prescribed by Data Protection Laws.

The Bank of New York Mellon is a global financial organization that operates in and provides services and products through its affiliates, branches, representative offices and/or subsidiaries (the “BNYM entities”) located in multiple jurisdictions.  The Depositary may use one or more of the BNYM entities and third party service providers for certain activities, including audit, accounting, administration, risk management, credit, legal, compliance, operations, sales and marketing, relationship management, information technology and the storage, maintenance, aggregation, processing and analysis of Company information.  The BNYM entities and our third party service providers are required to maintain the confidentiality of such Company information.  The Company agrees to such disclosure and use, as well as to governmental regulatory authorities in jurisdictions where we operate or as otherwise required by law.

The terms and conditions of this Agreement are confidential and shall not be disclosed except as required by law or any regulatory authority.

The terms of this Agreement shall govern the matters set forth herein and shall not be superseded or modified by the terms of the Deposit Agreement as of the Effective Date or as it may be amended.  The Company and the Depositary agree that the terms and conditions of this Agreement shall be governed by New York law and consent to the exclusive jurisdiction of the New York state or federal courts located in the Borough of Manhattan for any actions hereunder.  The Company waives personal service of process upon it for any actions relating hereto and consents to service made by certified or registered mail, return receipt requested, directed to the Company and service so made shall be deemed completed ten (10) days after the same shall have been so mailed.  The provisions of this Agreement are solely for the Depositary and the Company and their respective successors and assigns.  The Company and the Depositary each represent and warrant that this Agreement constitutes the legal, valid and binding obligations of the Company and the Depositary, respectively, in accordance with its terms.  If any provision of this Agreement is invalid, illegal or unenforceable, the remaining provision will not be affected.

If these terms are acceptable, please sign two copies of this letter, keep one for your files and return one to the Depositary at your earliest convenience.

Very truly yours,

Confirmed and Accepted:

Forward Pharma A/S		The Bank of New York Mellon

By:	/s/ Florian Schönharting	By:	/s/ Robert W. Goad

Name:	Florian Schönharting	Name:	Robert W. Goad
Title:	Chairman	Title:	Managing Director
Date:	June 11, 2019	Date:	June 6, 2019

By:	/s/ Claus Bo Svendsen

Name:	Claus Bo Svendsen
Title:	CEO
Date:	June 11, 2019